UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769 20 9

(CUSIP Number)

Mr. Thomas M. Patton
c/o CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Telephone: 203-488-6056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124769 20 9	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Thomas M. Patton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,623,389

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,623,389

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,623,389

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 28,229,081 shares outstanding at March 14, 2017, as disclosed by the Issuer in its Annual Report on Form 10-K, filed on March 15, 2017.

CUSIP No. 124769 20 9	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.004 (the "Common Stock") of CAS Medical Systems, Inc. (the "Issuer"), whose principal executive offices are located at 44 East Industrial Road, Branford, CT 06405.

Item 2. Identity and Background

The person filing this Schedule 13D is Thomas M. Patton (the "Reporting Person"). The Reporting Person is the President and Chief Executive Officer and a Director of the Issuer. The Reporting Person's business address is: c/o CAS Medical Systems, Inc., 44 East Industrial Road, Branford, CT 06405. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The shares beneficially owned by the Reporting Person consist of: (i) 191,677 shares purchased in the open market with personal funds of the Reporting Person; (ii) 724,212 shares received through restricted and other stock grants from the Issuer; (iii) 675,000 shares issuable upon exercise of stock options vested at March 31, 2017 or vesting within 60 days thereafter; and (iv) 32,500 shares held in a relative's IRA over which the Reporting Person has voting and dispositive power.

Item 4 - Purpose of Transaction

The Reporting Person originally purchased or otherwise acquired the shares or options to purchase shares of Common Stock reported herein for investment, or in the case of equity-linked grants received from the Issuer, compensatory, purposes. The Reporting Person may acquire additional shares of Common Stock from time to time, in open market purchase, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock from time to time. As a director and executive officer of the Issuer, the Reporting Person may also receive grants of equity securities from time to time under the Issuer's stock incentive plans.

The Reporting Person does not, in such capacity, have present plans or proposals that relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 124769 20 9	13D	Page 4 of 5 Pages

Item 5 - Interest in Securities of the Issuer

The Reporting Person beneficially owns 1,623,389 shares of Common Stock of the Issuer (consisting of 948,389 shares of Common Stock and options to purchase 675,000 shares of Common Stock which are vested or will vest within 60 days of March 31, 2017), constituting beneficial ownership of 5.6% of the Issuer common stock as of March 15, 2017. Such beneficial ownership amount is subject to increase from time to time based on the ongoing vesting of outstanding stock options granted under the Issuer's stock incentive plans.

The Reporting Person has sole voting and dispositive power with respect to the indicated shares of Common Stock.

The Reporting Person has not engaged in any transactions in shares of the Common Stock during the past 60 days; other than receipt of a grant pursuant to the Issuer's 2011 Equity Incentive Plan of 74,212 shares of common stock from the Issuer on March 10, 2017 in lieu of a cash bonus.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person's options to purchase 675,000 shares of Common Stock which are vested or will vest within 60 days of March 31, 2017 are derived from the following option grants, each of which has a ten-year term from the date of grant: (i) option granted August 26, 2010 to purchase 350,000 shares of Common Stock at $2.10 per share (fully vested); (ii) option granted December 8, 2011 to purchase 100,000 shares of Common Stock at $1.69 per share (fully vested); (iii) option granted December 17, 2012 to purchase 100,000 shares of Common Stock at $2.18 per share (fully vested); (iv) option granted December 16, 2013 to purchase 100,000 shares of Common Stock at $1.87 per share (vesting in four equal annual installments from the date of grant – currently options to purchase 75,000 of such shares are vested); (v) option granted December 18, 2014 to purchase 100,000 shares of Common Stock at $1.79 per share (vesting in four equal annual installments from the date of grant – currently options to purchase 50,000 of such shares are vested).

Item 7 - Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

1.	Form of Option Agreement (1)

2.	Inducement Non-Qualified Stock Option Agreement with Thomas M. Patton dated August 27, 2010 (2)

3.	Inducement Restricted Stock Agreement between CAS Medical Systems, Inc. and Thomas M. Patton dated August 27, 2010 (2)

4.	Inducement Restricted Stock Agreement between CAS Medical Systems, Inc. and Thomas M. Patton dated August 27, 2010 (2)
___________________________

(1) Incorporated by reference to the Company's Form 10-KSB filed March 31, 2005

(2) Incorporated by reference to the Company's Form 8-K filed August 27, 2010

CUSIP No. 124769 20 9	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2017	/s/ Thomas M. Patton
Thomas M. Patton